HANH NGUYEN

To all Directors;

After many days of thinking I've decided to formally resign my director position as of today 2/17/03.

With this vacancy I hope the team can find the additional talent to help support Elite through this difficult time.
I'll be sending a formal letter to Elite office for filling record.

I'll be available and continue to support Elite any way I can, I believe in the product of Elite and the potential of it application.

It have been a rough road but I feel that Elite intellectual property and product can and will go far.

It a pleasure serving with you all and best of luck in the future.

Sincerely;

Hanh Nguyen